

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 26, 2015

Via E-mail
Thomas J. Hook
President
QiG Group, LLC
5700 Granite Parkway, Suite 960
Plano, Texas 75024

> **Re: QiG Group, LLC**
> **Registration Statement on Form 10**
> **Filed July 30, 2015**
> **File No. 001-37525**

Dear Mr. Hook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

1.   We note that Thomas J. Hook has signed the Form 10 on the registrant's behalf in his capacity as President. However, your disclosure on page 76 of Exhibit 99.1 indicates that Scott F. Drees holds the title of President and Chief Executive Officer. Please advise.

Exhibit 99.1

Summary, page 3

2.   Please revise your disclosure in the first paragraph concerning the capability of your technology to address the sacral nerve stimulation and deep brain stimulation markets to highlight the fact that you are still developing devices for these uses. Also state, if true, that you have not conducted clinical testing for these uses and that you have not received regulatory approval of any device using your technology to treat patients for these uses.

Our Competitive Strengths, page 4

3.   Where you make statements of comparison regarding your products' benefits, such as the "greater control and precision," "greater flexibility" and "reduced likelihood of migration, breakage or kinking" of electrode leads, please revise to specify the competitive technology or device to which you are comparing your products.

Our Post Spin-Off Relationship with Greatbatch, page 7

4.   Please clarify how the amount of the cash distribution will be determined.

Reasons for the Spin-Off, page 19

5.   Please disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.

6.   Where you discuss the negative factor considered by the board in the last bullet point on page 20, please expand to discuss briefly the nature of the restrictions and the period of time these restrictions will apply.

Material U.S. Federal Income Tax Consequences, page 26

7.   Please tell us what "possible changes" are relevant as you mention in the last paragraph on page 28.

License Agreement, page 35

8.   Please disclose the duration of your amended licensing agreement with Greatbatch. Also disclose the extent to which your business may be affected by Greatbatch's ability to compete with you on component sales or its ability to become a supplier of one of your competitors. Additionally, disclose any royalty fees you will pay on the exclusive distribution rights for complete medical devices, if applicable. Finally, please clarify the extent to which the license agreement relates to Greatbatch's rights to use the intellectual property relating to NeuroNexus.

Discussion of Financial Results, page 46

9.   Please disclose each new product introduced, and quantify the extent of the increase in net sales attributable to each new product for each period discussed. In this regard, we note your disclosure that you introduced "new products, including the NeuroNexus SmartBox" disclosed on pages 46 and 49.

10. Please quantify the extent to which the transition services agreement and the amended supply agreement to be executed in connection with the spin-off will cause expenses to differ from your historic expenses.

Liquidity and Capital Resources, page 52

11. Please expand your discussion of the sources and availability of liquidity and capital resources to describe the restrictions of the tax matters agreement on your ability to raise capital by undertaking certain actions, such as issuing common stock. Also, disclose the period of time that you will be subject to these restrictions.

Business, page 59

12. Please discuss your principal products or services and their markets. In this regard, we note that you have not discussed any of your neural interface systems or its components in your Business section nor have you discussed their respective markets. Also, provide all other information required by Item 101(h) of Regulation S-K for any additional principal products you discuss.

Third-Party Coverage and Reimbursement, page 66

13. Please expand your disclosure in the second paragraph of this section to describe the reimbursement levels of your devices in Germany and the United Kingdom, given the significance of your sales in those countries as reflected on pages F-22 and F-37.

Intellectual Property, page 68

14. Please disclose the duration of the patents you license as well as the duration of your patent licenses. Also, disclose how your licenses could be terminated.

15. Please expand to explain how your intellectual property rights may be impacted by your strategy of pursuing partnerships with third parties to fund clinical and development costs.

Securities Ownership of Certain Beneficial Owners and Management, page 82

16. Please identify any natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table.

17. We note your cross-reference to your "Agreements Between Greatbatch and Us" section. Please ensure that your disclosure in that section provides all information required by Item 404 of Regulation S-K. For example only, we note that many of your agreements do not disclose the approximate dollar value of the amounts involved in each related party transaction.

Combined Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

18.   We note that Question 2 of SAB Topic 1.B.1 requires management to estimate and disclose, when practicable, what expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each year in which an income statement is required. Please revise the filing to include the requested disclosures or tell us why it is not practicable for you to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John J. Zak, Esq.
       Hodgson Russ LLP